                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                   ------------------------------------------

                                   FORM 11-K

(Mark One)

   X               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
--------           EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
--------           SECURITIES EXCHANGE ACT OF 1934

Commission File Number 33-43100

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

                  Amended and Restated Banner Aerospace, Inc.
                      Profit Sharing/401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Banner Aerospace, Inc.
                                 P.O. Box 20260
                             Washington, DC  20041

                  AMENDED AND RESTATED
                  BANNER AEROSPACE, INC.
                  PROFIT SHARING/401(k)
                  PLAN AND TRUST.

                  FINANCIAL STATEMENTS
                  AS OF DECEMBER 31, 1996 AND 1995
                  TOGETHER WITH REPORT OF
                  INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of Banner Aerospace, Inc.:

We have audited the accompanying statements of net assets available for plan benefits, including the schedule of investments, of the Amended and Restated Banner Aerospace, Inc. Profit-Sharing/401(k) Plan and Trust as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP
Washington, D.C.
May 30, 1997

                 AMENDED AND RESTATED BANNER AEROSPACE, INC.
                     PROFIT SHARING/401(k) PLAN AND TRUST



                               TABLE OF CONTENTS


                                                                           PAGE
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
   As of December 31, 1996 and 1995                                          1

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
   For the Year Ended December 31, 1996                                      2

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
   As of December 31, 1996 and 1995                                          3

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
   As of December 31, 1996                                                   7

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
   For the Year Ended December 31, 1996                                      8

                  AMENDED AND RESTATED BANNER AEROSPACE, INC.
                     PROFIT-SHARING/401(k) PLAN AND TRUST


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 1996 AND 1995



                                                           1996              1995
                                                        -----------       -----------
INVESTMENTS, at market value:
     Common/Collective Trusts-
         PNC Bank Investment Contract Fund              $ 1,077,974       $ 1,067,553
     Mutual Funds-
         Compass Capital Managed Income Portfolio         1,181,415         1,512,535
         Fidelity Advisor Balanced Portfolio              4,805,142         4,616,532
         Fidelity Advisor Equity Growth Portfolio         2,258,586           793,141
         Fidelity Advisor Overseas Portfolio                554,703           101,521
         Fidelity Advisor High Yield Portfolio            2,883,256         2,238,911
     Common Stock-
              Banner Aerospace, Inc.                        552,374           208,266
                                                        -----------       -----------
                  Total investments                      13,313,450        10,538,459
                                                        -----------       -----------
RECEIVABLES:
     Dividend receivable                                     67,917              --
     Contributions receivable                               152,423           105,950
     Participant loans receivable                           669,063           676,005
                                                        -----------       -----------
                  Total receivables                         889,403           781,955
                                                        -----------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $14,202,853       $11,320,414
                                                        ===========       ===========

                The accompanying notes to financial statements
                    are an integral part of this statement.

                  AMENDED AND RESTATED BANNER AEROSPACE, INC.
                     PROFIT-SHARING/401(k) PLAN AND TRUST



         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                                         COMPASS
                                                                          PNC BANK       CAPITAL                      FIDELITY
                                                                         INVESTMENT      MANAGED       FIDELITY        EQUITY
                                                                          CONTRACT       INCOME        BALANCED        GROWTH
                                                                        -----------    -----------    -----------    ----------
INCREASES:
     Contributions-
         Employees                                                      $    99,391    $   126,420    $   431,074    $  320,500
         Employer                                                            33,247         52,703        168,772       107,043
         Other                                                               17,948         63,696        478,524       793,322
     Interest and dividend income                                             5,868         77,617        212,281        76,422
     Unrealized appreciation (decline) in market value of investments        37,201        (20,604)       214,278        79,210
     Realized gain (loss) on the sale of investments                         30,793        (15,060)       (12,821)       46,193
     Other, net                                                              17,526           --             --            --
                                                                        -----------    -----------    -----------    ----------
                  Total increases                                           241,974        284,772      1,492,108     1,422,690
                                                                        -----------    -----------    -----------    ----------

DECREASES:
     Distributions to participants                                          498,971        527,323        664,927        38,740
                                                                        -----------    -----------    -----------    ----------
                  Total decreases                                           498,971        527,323        664,927        38,740
                                                                        -----------    -----------    -----------    ----------

NET INCREASE (DECREASE)                                                    (256,997)      (242,551)       827,181     1,383,950

TRANSFERS BETWEEN FUNDS                                                     267,128        (82,708)      (630,524)      102,218

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of period               1,076,894      1,525,949      4,651,926       808,716
                                                                        -----------    -----------    -----------    ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period                   $ 1,087,025    $ 1,200,690    $ 4,848,583    $2,294,884
                                                                        ===========    ===========    ===========    ==========

                                                                        FIDELITY    FIDELITY       BANNER
                                                                        ADVISOR       HIGH         COMMON   PARTICIPANT
                                                                        OVERSEAS      YIELD        STOCK       LOANS       TOTAL
                                                                        --------   -----------    --------   ---------  -----------
INCREASES:
     Contributions-
         Employees                                                      $ 80,886   $   300,502    $ 61,765   $          $ 1,420,538
         Employer                                                         27,629       117,596      23,628        --        530,618
         Other                                                           210,332       305,186      65,737        --      1,934,745
     Interest and dividend income                                         25,546       312,899         811        --        711,444
     Unrealized appreciation (decline) in market value of investments      9,689        57,555      89,861        --        467,190
     Realized gain (loss) on the sale of investments                       2,107         9,480      30,516        --         91,208
     Other, net                                                             --             195        --          --         17,721
                                                                        --------   -----------    --------   ---------  -----------
                  Total increases                                        356,189     1,103,413     272,318        --      5,173,464
                                                                        --------   -----------    --------   ---------  -----------

DECREASES:
     Distributions to participants                                        10,681       309,830      23,362     217,191    2,291,025
                                                                        --------   -----------    --------   ---------  -----------
                  Total decreases                                         10,681       309,830      23,362     217,191    2,291,025
                                                                        --------   -----------    --------   ---------  -----------

NET INCREASE (DECREASE)                                                  345,508       793,583     248,956    (217,191)   2,882,439

TRANSFERS BETWEEN FUNDS                                                  115,872       (81,468)     99,233     210,249         --

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of period              104,266     2,264,331     212,327     676,005   11,320,414
                                                                        --------   -----------    --------   ---------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period                   $565,646   $ 2,976,446    $560,516   $ 669,063  $14,202,853
                                                                        ========   ===========    ========   =========  ===========

                The accompanying notes to financial statements
                    are an integral part of this statement.

                  AMENDED AND RESTATED BANNER AEROSPACE, INC.
                     PROFIT-SHARING 401(k) PLAN AND TRUST

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                       AS OF DECEMBER 31, 1996 AND 1995



1.   SUMMARY OF PLAN:

The following description of the Amended and Restated Banner Aerospace, Inc. Profit-Sharing/401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan which was established July 1, 1990 by Banner Aerospace, Inc. and Subsidiaries (the Company). The purpose of the Plan is twofold as it serves as a profit-sharing plan and a 401(k) salary reduction benefit plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan covers certain employees of the Company not covered by a collective bargaining agreement, who have completed at least three (3) consecutive months of service. Participation in the Plan shall commence on the earlier of January 1, April 1, July 1, or October 1 concurrent with or immediately following the eligibility date.

CONTRIBUTIONS

Participants may elect to contribute up to 16% of their total salary or wages, including bonuses, commissions and overtime pay. The Company will make a matching contribution equal to 50% of the participant's contribution, provided that such matching contribution shall only apply to that portion of such participant's elective contribution which does not exceed 6% of the participant's compensation. Each fiscal year, the Company may also contribute an amount determined at the discretion of the Board of Directors.

VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of completed service, as follows:

                        COMPLETED YEARS                 VESTED
                          OF SERVICE                  PERCENTAGE
                 ---------------------------        --------------
                 Less than 3 years                         - %
                 3 years                                  20
                 4 years                                  40
                 5 years                                  60
                 6 years                                  80
                 7 years or more                         100

PAYMENT OF BENEFITS

Upon termination of service, at the direction of the plan administrator, a participant can receive a lump-sum payment. Any participant who remains in the employ of the Company, yet is required to receive a distribution, shall have that distribution made over a fixed term designated by the participant which satisfies both the minimum distribution rules and the minimum distribution incidental benefit rules of Code Section 401(a)(9) and which does not exceed the joint and last survivor life expectancy of the participant and a designated beneficiary.

PARTICIPANT'S ACCOUNTS

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined.

INVESTMENTS

As specified by the Plan, participants have a choice of investing all or a portion of their contributions into seven investment funds - the PNC Bank Investment Contract Fund, the Compass Capital Managed Income Portfolio, the Fidelity Advisor Balanced Portfolio, the Fidelity Advisor Equity Growth Portfolio, the Fidelity Advisor Overseas Portfolio, the Fidelity Advisor High Yield Portfolio and/or the Banner Common Stock Fund. PNC Bank acts as trustee of all investments of the Plan.

The PNC Bank Investment Contract Fund buys investment contracts from insurance companies and banks on behalf of its investors. These contracts are designed to pay a specified rate of interest to the fund while providing for the return of principal. The Compass Capital Managed Income Portfolio invests primarily in a wide range of bonds. The Fidelity Advisor Balanced Portfolio seeks both income and growth of capital by investing in a diversified portfolio of equity and fixed income securities. The Fidelity Advisor Equity Growth Portfolio seeks capital appreciation through investments in the stocks of companies that are experiencing or have above average growth potential. The Fidelity Advisor Overseas Portfolio seeks growth of capital primarily through investments in foreign securities. The Fidelity Advisor High Yield Portfolio seeks a combination of a high level of income and the potential for capital gains. The Banner Common Stock Fund invests in the common stock of Banner Aerospace, Inc.

LOANS TO PARTICIPANTS

The Trustee may make loans to participants at the direction of the plan administrator. The loan program is equally applied to all participants on a uniform and nondiscriminatory basis. Loan payments are to be made not less frequently than quarterly. The loan period shall not be in excess of five years from the date of loan unless the proceeds are used for the purpose of acquiring, constructing or rehabilitating the principal residence of the participant or member of his family. The plan administrator shall determine the length of these loan terms. Loans shall bear a rate of interest which is equivalent to 1 percent plus the Prime Rate on the first day of the month in which the loan is granted.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accompanying financial statements and schedules have been prepared on the accrual basis of accounting. Realized and unrealized gains/losses on investments are based on the market value of the investments at the beginning of the plan year or initial cost if purchased during the year.

INVESTMENTS

Investments are stated at the current market value. Changes in the current market value throughout the year are reflected in the statements of changes in net assets available for plan benefits as they occur.

The Investment Contract Fund is a collective investment fund of PNC Bank, not a portfolio of the PNC Fund. Investments in the guaranteed investment contracts ("GIC"s) are valued at fair value as determined in good faith by the Trustee, based on contractual terms, credit worthiness of the GIC issuer, current market conditions, and comparison to similar instruments with readily ascertainable market values. The fair value of the GICs was determined by the Trustee to be equal to cost plus accrued interest.

ADMINISTRATIVE EXPENSES

Expenditures for trustee fees, audit fees, legal fees and other administrative expenses of the Plan are to be paid by the Plan to the extent that the Company does not pay such expenses. The Company paid all administrative expenses in the years ended December 31, 1996 and 1995.

3.   TAX STATUS:

The Internal Revenue Service issued a determination letter dated December 13, 1995, stating that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4.   PLAN TERMINATION:

Although it is the intention of the Company to keep the Plan in operation indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.   INFORMATION CERTIFIED BY TRUSTEE:

Information as to the Plan's assets as of December 31, 1996 and 1995, and the transactions in such assets for the year ended December 31, 1996, including income on investments, investment transactions, gain or loss on the sale of securities and market values, has been certified as complete and accurate to the plan administrator by PNC Bank.

                                                                     SCHEDULE I


                  AMENDED AND RESTATED BANNER AEROSPACE, INC.
                     PROFIT-SHARING/401(k) PLAN AND TRUST


          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1996



                                                                                         MARKET
            IDENTITY OF ISSUE                            DESCRIPTION                      VALUE             COST
------------------------------------------          ---------------------              -----------       -----------
* PNC Bank Investment Contract Fund                 Guaranteed Investment
                                                    Contract (Note 2)                  $ 1,077,974       $   986,943
* Compass Capital Managed Income Portfolio          Mutual Fund                          1,181,415         1,141,067
  Fidelity Advisor Balanced Portfolio               Mutual Fund                          4,805,142         4,403,319
  Fidelity Advisor Equity Growth Portfolio          Mutual Fund                          2,258,586         2,130,260
  Fidelity Advisor Overseas Portfolio               Mutual Fund                            554,703           539,415
  Fidelity Advisor High Yield Portfolio             Mutual Fund                          2,883,256         2,737,354
* Banner Aerospace, Inc.                            Common Stock                           552,374           431,470
                                                                                       -----------       -----------
                                                                                       $13,313,450       $12,369,828
                                                                                       ===========       ===========


* Represents a party-in interest

                                                                    SCHEDULE II


                  AMENDED AND RESTATED BANNER AEROSPACE, INC.
                     PROFIT-SHARING/401(k) PLAN AND TRUST


                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                              NUMBER OF        PURCHASE        SELLING       COST OF    NET GAIN
          IDENTITY OF PARTY INVOLVED                        TRANSACTIONS        PRICE           PRICE         ASSET     OR (LOSS)
--------------------------------------------------------    ------------       --------        -------       -------    ---------
PURCHASES:
     PNC Bank Investment Contract                                 76          $  906,825    $             $             $
     Compass Capital Managed Income Portfolio                     58             398,098          --            --         --
     Fidelity Advisor Balanced Portfolio                          77           1,607,965          --            --         --
     Fidelity Equity Growth Portfolio                             86           2,049,605          --            --         --
     Fidelity Advisor High Yield Portfolio                        88           1,128,855          --            --         --


SALES:
     PNC Bank Investment Contract                                 73                --         964,397       918,421     45,976
     Compass Capital Managed Income Portfolio                     64                --         693,555       675,696     17,859
     Fidelity Advisor Balanced Portfolio                         109                --       1,620,812     1,554,062     66,750
     Fidelity Equity Growth Portfolio                             50                --         709,564       679,011     30,553
     Fidelity Advisor High Yield Portfolio                        88                --         550,630       525,368     25,262

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amended and Restated Banner Aerospace, Inc.
Profit-Sharing/401(k) Plan and Trust

By:  /s/ Warren D. Persavich
    -------------------------
     Warren D. Persavich
     Chief Financial Officer


Date:  June 27, 1997